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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 3)*


                    Under the Securities Exchange Act of 1934


                      Safety Components International, Inc.

                      -------------------------------------

                                (Name of Issuer)

                                  Common Stock
                           (Title of Class Securities)

                                    786474205

                                    ---------

                                 (CUSIP Number)
                                 Leonard DiSalvo
                         Vice President--Finance and CFO
                               Zapata Corporation
                         100 Meridian Centre, Suite 350
                            Rochester, New York 14618
                               Tel. (585) 242-2000

                                   Copies To:
                              Gordon E. Forth, Esq.
                             Woods Oviatt Gilman LLP
                             700 Crossroads Building
                                Two State Street
                            Rochester, New York 14614
                               Tel. (585) 987-2800

                -------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to receive Notices and Communications)

                                October 10, 2003
             -------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

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--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Zapata Corporation
         74-1339132
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)

                                             (a)  / /
                                             (b)  / /
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /

--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada
--------------------------------------------------------------------------------
                                (7)      SOLE VOTING POWER

                                               4,162,394 shares
                                         ---------------------------------------
NUMBER OF SHARES                (8)      SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                          0
WITH                                     ---------------------------------------
                                (9)      SOLE DISPOSITIVE POWER

                                               4,162,394 shares
                                         ---------------------------------------
                                (10)     SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

         4,162,394 shares
--------------------------------------------------------------------------------

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(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
         (See Instructions)                                              / /
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         83.9%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON (See Instructions)
         CO

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     This Amendment No. 3 to Schedule 13D ("Amendment No. 3") is being filed by
Zapata Corporation ("Zapata") to amend its original Schedule 13D filed September 29, 2003 by Zapata, as amended by Amendment No. 1 filed October 6, 2003 and Amendment No. 2 filed October 9, 2003 (the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of Safety Components International, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 3 amends the Schedule 13D to include additional information in Item No. 4 and Item No. 7. All other items that remain unchanged from the
Schedule 13D are not repeated herein, but are incorporated herein by reference.

Item 4. Purpose of the Transaction

     On October 10, 2003, Zapata's Chairman and Chief Executive Officer, Avram Glazer together with another Zapata representative met with the Company's management to discuss Zapata's investment in the Issuer. During those discussions, Mr. Glazer requested that the Issuer's Board of Directors nominate individuals selected by the Issuer's principal stockholder, Zapata, to serve on Issuer's Board of Directors and to have such nominees constitute a majority of the Issuer's Board of Directors. The Issuer's management agreed to consider the request and pursue appropriate actions.

     On October 13, 2003, Zapata wrote a letter to the Issuer's corporate secretary advising him that Zapata's shares of the Issuer's common stock would not be present at the Issuer's annual meeting of stockholders scheduled for October 14, 2003. A copy of the letter is filed as Exhibit 6 and incorporated herein.

Item 7.  Material to Be Filed as Exhibits

1. Irrevocable Proxy dated September 26, 2003 executed by Putnam Investment Management, LLC in favor of Zapata.*

2. Irrevocable Proxy dated September 26, 2003 executed by Putnam Fiduciary TrustCompany on behalf of Marsh & McLennan Companies, Inc. in favor of Zapata.*

3. Irrevocable Proxy dated September 26, 2003 executed by Wayland Investments Fund, LLC in favor of Zapata.*

4. Irrevocable Proxy dated September 26, 2003 executed by Jefferies & Company, Inc. in favor of Zapata.*

5. Irrevocable Proxy dated October 6, 2003 executed by AIG Global Investment Corp. in favor of Zapata.*

6.       Letter dated October 13, 2003 from Zapata to the Issuer.

*Previously filed.

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                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: October 14, 2003

                                  ZAPATA CORPORATION

                                  By:    /s/ Leonard DiSalvo
                                         -----------------------------------
                                  Name:  Leonard DiSalvo
                                  Title: VP--Finance and CFO

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                                  EXHIBIT INDEX
                                  -------------


Exhibit No.             Description
-----------             -----------

1. Irrevocable Proxy dated September 26, 2003 executed by Putnam Investment Management, LLC in favor of Zapata.*

2. Irrevocable Proxy dated September 26, 2003 executed by Putnam Fiduciary Trust Company on behalf of Marsh & McLennan Companies, Inc. in favor of Zapata.*

3. Irrevocable Proxy dated September 26, 2003 executed by Wayland Investments Fund, LLC in favor of Zapata.*

4. Irrevocable Proxy dated September 26, 2003 executed by Jefferies & Company, Inc. in favor of Zapata.*

5. Irrevocable Proxy dated October 6, 2003 executed by AIG Global Investment Corp. in favor of Zapata.*

6.   Letter dated October 13, 2003 from Zapata to the Issuer.

*Previously filed.